[redacted]

10028354

UNITED STATES
AND EXCHANGE COMMISSION
Vashington, D.C. 20549

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SEC FILE NUMBER
8-17230

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ladenburg Thalmann & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

153 E 53rd Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Chillemi (631) 270-1607
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Chillemi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Ladenburg Thalmann & Co. Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that these financial statements are being made available to all Members or allied Members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer

Title

Notary Public

JESSICA de la REZA
Comm# DD0735332
Expires 11/18/2011
Florida Notary Assn., Inc

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

LADENBURG THALMANN & CO. INC.

(a wholly-owned subsidiary of
Ladenburg Thalmann Financial Services Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Ladenburg Thalmann & Co. Inc.
New York, New York

We have audited the accompanying statement of financial condition of Ladenburg Thalmann & Co. Inc. (the "Company"), a wholly owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ladenburg Thalmann & Co. Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 24, 2010

LADENBURG THALMANN & CO. INC.

Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2009

ASSETS	
Cash and cash equivalents	$ 397
Securities owned, at fair value	2,106
Due from clearing broker	9,842
Due from other broker-dealers	306
Accounts receivable, net	432
Due from affiliates	719
Furniture, equipment and leasehold improvements, net	2,595
Restricted assets	100
Intangible assets, net of accumulated amortization of $1,599	2,257
Goodwill	301
Other assets	1,333
Total assets	$ 20,388
LIABILITIES	
Accrued compensation	$ 3,990
Accrued expenses and other liabilities	3,211
Deferred rent	3,350
Total liabilities	10,551
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares authorized; 560 shares issued and outstanding	0
Capital in excess of par value	62,601
Accumulated deficit	(52,764)
Total stockholder's equity	9,837
Total liabilities and stockholder's equity	$ 20,388

See notes to statement of financial condition

LADENBURG THALMANN & CO. INC.

Notes to Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2009

NOTE A - DESCRIPTION OF BUSINESS

Ladenburg Thalmann & Co. Inc. (the "Company") is a full service broker-dealer that has been a member of the New York Stock Exchange ("NYSE") since 1879. The Company clears its customers' transactions through a correspondent clearing broker on a fully disclosed basis. Broker-dealer activities include principal and agency trading and investment banking. The Company provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, brokerage and trading professionals. The Company is subject to regulation by, among others, the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), Commodities Futures Trading Commission ("CFTC"), Municipal Securities Rulemaking Board ("MSRB") and National Futures Association ("NFA").

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), whose stock trades on the NYSE Amex under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Cash equivalents:

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

[3] Intangible assets:

Intangible assets are being amortized over their estimated useful lives generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

[4] Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. The annual impairment test performed on December 31, 2009, did not indicate any impairment of goodwill. There was no change in the carrying amount of goodwill during 2009.

(dollars in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are carried at cost net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight-line basis over the lease term.

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

[6] New accounting pronouncements:

During the third quarter of 2009, the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification became the single source of authoritative U.S. Generally Accepted Accounting Principles ("GAAP"). The Codification does not create any new GAAP standards, but incorporates existing accounting and reporting standards into a new topical structure. Beginning with this annual report, the Company adopted the Codification. Other than the manner in which the new accounting guidance is referenced, the adoption of the Codification did not have any impact on the Company's financial statement.

In May 2009, the FASB issued the new authoritative guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted the guidance and has evaluated subsequent events through February 24, 2010, the date the financial statement was issued.

In December 2009, the FASB issued authoritative guidance which changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The guidance requires an ongoing reassessment of whether a company is the primary beneficiary of a variable interest entity. The guidance also requires additional disclosure about a company's involvement in variable interest entities and any significant changes in risk exposure due to that involvement. The guidance is effective for the Company beginning on January 1, 2010. The Company is presently evaluating the effect, if any, that the adoption of the guidance will have on its financial statement.

In April 2008, the FASB issued authoritative guidance which amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset for amortization purposes. The guidance is intended to improve the consistency between the useful life of a recognized intangible asset for amortization purposes and the period of expected cash flows used to measure the fair value of the asset under other U.S. GAAP. The guidance, which is effective for fiscal years beginning after December 15, 2008, was adopted by the Company effective January 1, 2009 and did not have any impact on the Company's financial statement.

(dollars in thousands, except for share and per share data)

NOTE C - SECURITIES OWNED

Securities are recorded at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Securities owned consists of common stock and warrants measured at fair value of which $517 was based on quoted market prices (Level 1) and $1,589 was based on significant other observable inputs (Level 2).

As of December 31, 2009, approximately $684 of securities owned were deposited with the Company's clearing broker. Under the clearing agreement with such clearing broker, the securities may be sold or hypothecated by such clearing broker.

NOTE D - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 and the CFTC's Regulation 1.17, which require the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2009, the Company had net capital of approximately $2,383 which exceeded its minimum capital requirement of $500, by $1,883.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

(dollars in thousands, except for share and per share data)

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Components of furniture, equipment and leasehold improvements included in the statement of financial condition at December 31, 2009 were as follows:

Computer equipment	$ 1,517
Furniture and fixtures	783
Leasehold improvements	2,923
Other	1,438
Total cost	6,661
Less accumulated depreciation and amortization	(4,066)
	$ 2,595

NOTE F - INTANGIBLE ASSETS

Acquired intangible assets, all of which are being amortized, consists of the following at December 31, 2009:

	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships	2.4	$ 1,474	$ 983	$ 491
Customer accounts	6-10	1,378	355	1,023
Lease	6.4	1,004	261	743
		$ 3,856	$ 1,599	$ 2,257

Estimated amortization for the next five years amounts to $804 (2010), $313 (2011), $313 (2012), $313 (2013) and $266 (2014).

(dollars in thousands, except for share and per share data)

NOTE G - COMMITMENTS AND CONTINGENCIES

[1] Operating leases:

The Company is obligated under several noncancelable lease agreements for office space, expiring in various years through June 2015. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord. The Company is a sublessor to third parties for a portion of its office space. The subleases expire at various periods through 2015. Minimum lease payments, net of lease abatement and exclusive of escalation charges, and sublease rentals are as follows:

Year Ending December 31,	Lease Commitments	Sublease Rentals	Net
2010	$ 6,080	$ 4,695	$ 1,385
2011	6,199	4,695	1,504
2012	5,780	4,756	1,024
2013	5,777	4,818	959
2014	5,427	4,818	609
Thereafter	2,177	2,012	165
	$ 31,440	$ 25,794	$ 5,646

Deferred rent of approximately $3,350 at December 31, 2009 represents lease incentives related to the value of improvements financed by the landlord together with the difference between rent payable calculated over the life of the leases on a straight-line basis (net of lease incentives), and rent payable on a cash basis.

[2] Litigation and regulatory matters:

In May 2003, a suit was filed in the U.S. District Court for the Southern District of New York by Sedona Corporation against the Company, former employees of the Company, and a number of other firms and individuals. The plaintiff alleged, among other things, that certain defendants (not the Company) purchased convertible securities from plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. Plaintiff alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff sought compensatory damages from the defendants of at least $660,000 and punitive damages of $2,000,000. In August 2005, the Company's motion to dismiss the First Amended Complaint was granted in part and denied in part. On May 27, 2009, the Court granted in part and denied in part motions to dismiss the Second Amended Complaint, and granted plaintiff leave to replead. On July 9, 2009, plaintiff filed its Third Amended Complaint, which contains no claims under the federal securities laws, leaving only common law claims; the Company's motion to dismiss the Third Amended Complaint is currently pending. The Company believes the plaintiff's claims are without merit and intends to vigorously defend against them.

In July 2004, a suit was filed in the U.S. District Court for the Eastern District of Arkansas by Pet Quarters, Inc. against the Company, a former employee of the Company, and a number of other firms and individuals. The plaintiff alleged, among other things, that certain defendants (not the Company) purchased convertible securities from the plaintiff and then allegedly manipulated the market to obtain an increased number of shares from the conversion of those securities. The Company acted as placement agent and not as principal in those transactions. Plaintiff alleged that the Company and the other defendants violated federal securities laws and various state laws. The plaintiff seeks compensatory damages from the defendants of

(dollars in thousands, except for share and per share data)

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] Litigation and regulatory matters: (continued)

at least $400,000. In April 2006, the Company's motion to dismiss was granted in part and denied in part. On April 9, 2007, the Court issued an order staying the action pending the final outcome of an arbitration involving parties other than the Company. A motion by plaintiff to enforce a purported settlement among the parties to that arbitration is pending in the court action. The Company believes that the plaintiff's claims are without merit and intends to vigorously defend against them.

In December 2005, a suit was filed in New York State Supreme Court, New York County, by Digital Broadcast Corp. against the Company and a Company employee. The plaintiff alleged, among other things, that in connection with plaintiff's retention of the Company to assist it in its efforts to obtain financing through a private placement of its securities, the Company committed fraud and breach of fiduciary duty and breach of contract. The plaintiff seeks compensatory damages in excess of $100,000. In December 2008, the Court granted the Company's motion for summary judgment and dismissed the complaint. On June 30, 2009, the Appellate Division of the Supreme Court issued an order unanimously affirming the dismissal. The New York Court of Appeals has denied the plaintiff's motion for leave to appeal. The Company believes that the plaintiff's claims are without merit and, if there are any further proceedings, intends to vigorously defend against them.

In July 2008, a suit was filed in the Circuit Court for the 17th Judicial Circuit, Broward County, Florida, by BankAtlantic and BankAtlantic Bancorp, Inc. against the Company and a former research analyst of the Company. The plaintiffs alleged, among other things, that research reports issued by defendants were false and defamatory, and that defendants are liable for defamation per se and negligence; the amount of the alleged damages was unspecified. In February 2010, the parties entered into a settlement agreement resolving all claims against the Company; the settlement expense is reflected in the Company's 2009 financial statements. A motion by the former research analyst for leave to assert a cross-claim against the Company for breach of contract and indemnification is pending. The Company believes that purported cross-claim is without merit and intends to vigorously defend against it.

In February 2010, an arbitration was commenced by a former employee against the Company and the Parent. The claim asserts breach of an employment agreement and seeks compensatory damages of $750. The Company believes that the allegations are without merit and intends to vigorously defend against them.

In the ordinary course of business, the Company is a defendant in other litigation and arbitration proceedings and may be subject to unasserted claims or arbitrations primarily in connection with its activities as a securities broker-dealer and participation in public underwritings. Where the Company believes that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated, the Company has provided a liability. Such liability amounted to approximately $438 at December 31, 2009 (included in accrued expenses and other liabilities). With respect to other pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity.

(dollars in thousands, except for share and per share data)

NOTE H - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. The provision for income taxes represents state and local tax based on capital. The effective tax rate differs from the provision calculated at the federal statutory rate primarily because of the recording of a valuation allowance to offset the deferred tax asset related to net operating loss carryforwards at December 31, 2009 including the loss incurred in 2009.

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2009, the Company had deferred tax assets of approximately $12,500 which are primarily attributable to net operating loss carryforwards and accruals which are not currently deductible. A valuation allowance has been established to offset such amount, based on the uncertainty that the tax benefits will be realized.

At December 31, 2009, the Company's and its subsidiaries' share of the net operating loss carryforwards, which expire in various years from 2015 through 2026, are approximately $8,000.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of December 31, 2009. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other expense, respectively.

The Company's tax year ended on September 30, and tax years 2004 through 2009 remain open to examination for most taxing authorities.

NOTE I - BENEFIT PLANS

The Company has a 401(k) retirement plan (the "401(k) Plan"), which allows eligible employees to invest a percentage of their pretax compensation, limited to the statutory maximum. The 401(k) Plan also allows the Company to make matching and/or discretionary contributions.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by another securities broker-dealer under a clearing agreement. Although the Company primarily clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

In the normal course of its business, the Company may enter into transactions in financial instruments with off-balance-sheet risk. These financial instruments consist of financial futures contracts, written equity index option contracts and securities sold, but not yet purchased. At December 31, 2009, the Company was not a party to such financial instruments.

At December 31, 2009, the amount due from clearing broker reflected in the statement of financial condition is due from one clearing broker, a large financial institution.

(dollars in thousands, except for share and per share data)

NOTE K - STOCK COMPENSATION PLANS

The Company is a participant in LTS' Amended and Restated 1999 Performance Equity Plan (the "1999 Option Plan") and the 2009 Incentive Compensation Plan (the "2009 Option Plan") that provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants, at its discretion.

The option plans each provide for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the option plans include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plans are administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the option plans may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019 under the 2009 Option Plan and May 27, 2009 under the 1999 Option Plan and may only be exercised within ten years of the date of grant (or five years in the case of an incentive stock option granted to an optionee who at the time of the grant possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")). The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock on date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2009, LTS had 24,860,000 options available to grant under the 2009 Option Plan and 5,182,154 non-qualified options available to grant under the 1999 Option Plan.

Outstanding options granted by LTS to the Company's employees under the 1999 Option Plan and related information as of December 31, 2009 are provided below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	5,377,290	1.29	6.51	$ 59
Vested or expected to vest	5,064,197	1.27	6.38	$ 59
Options exercisable, December 31, 2009	3,587,073	1.10	5.58	$ 59

Outstanding options granted by LTS to the Company's employees under the 2009 Option Plan and related information as of December 31, 2009 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	40,000	0.77	9.69	$ -
Vested or expected to vest	22,429	0.77	9.69	$ -

(dollars in thousands, except for share and per share data)

NOTE K - STOCK COMPENSATION PLANS (CONTINUED)

Commencing in 2004, LTS granted stock options to certain recruited employees of the Company in conjunction with their employment agreements, which are outside of the 1999 Option Plan. In September 2006, the Company acquired substantially all of the securities brokerage accounts and registered representatives and employees of BroadWall Capital LLC. In connection with the transaction, LTS granted to various of these individuals options outside of the 1999 Option Plan to purchase an aggregate of 1,500,000 shares of LTS common stock at an exercise price of $1.05 per share. The options vested as to 10% of the shares immediately and vested as to 22.5% of the shares on each of September 5, 2007, 2008 and 2009 will vest as to 22.5% of the shares on September 5, 2010. A summary of the status of these options granted outside the 1999 Option Plan at December 31, 2009, is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	2,444,500	0.87	6.17	$ 56
Vested or expected to vest	2,383,268	0.87	6.16	$ 56
Options exercisable, December 31, 2009	2,107,000	0.84	6.09	$ 56

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.

NOTE L - RELATED PARTY TRANSACTIONS

In 2007, the Company entered into a lease with an affiliated entity which expires in January 2012 and which provides for minimum annual payments of $490. The company has a service agreement with LTS.

NOTE M - CAPITAL RESTRUCTURE

On May 20, 2009, the Board of Directors of the Company approved a 1 for 10,000 reverse stock split of its common stock. After the reverse stock split the total number of shares authorized for issue is 1,000 shares of common stock and 560 shares are issued and outstanding.

LADENBURG THALMANN & CO. INC.

Notes to Statement of Financial Condition
(dollars in thousands, except for share and per share data)
December 31, 2009

NOTE N - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiary Consolidated[a]	Reclassifications	Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 396	$ 1	$ -	$ 397
Securities owned	517	-	1,589	2,106
Not readily marketable securities	1,589	-	(1,589)	-
Due from clearing broker	9,842	-	-	9,842
Due from other broker-dealers	-	-	306	306
Accounts receivable, net	-	-	432	432
Due from affiliates	774	-	(55)	719
Furniture, equipment and leasehold improvements, net	2,595	-	-	2,595
Restricted assets	-	-	100	100
Intangible assets, net	-	-	2,257	2,257
Goodwill	-	-	301	301
Other assets	4,729	-	(3,396)	1,333
	$ 20,442	$ 1	$ (55)	$ 20,388
LIABILITIES				
Accrued compensation	$ -	$ -	$ 3,990	$ 3,990
Accrued expenses and other liabilities	10,605	-	(7,394)	3,211
Deferred rent	-	-	3,350	3,350
	10,605	-	(54)	10,551
STOCKHOLDER'S EQUITY				
Common stock	-	-	-	-
Capital in excess of par value	62,601	-	-	62,601
Accumulated deficit	(52,764)	1	(1)	(52,764)
	9,837	1	(1)	9,837
	$ 20,442	$ 1	$ (55)	$ 20,388

(a) Represents an inactive subsidiary